PROSPECTUS SUPPLEMENT dated March 28, 2002
(to Prospectus dated October 31, 2001)

J.P. MORGAN CHASE & CO.

Debt Securities
Preferred Stock
Depositary Shares
Warrants

          This Prospectus Supplement supplements our Prospectus dated October 31, 2001 relating to our debt securities, preferred stock, depositary shares and warrants (the "Prospectus")

Recent Developments

          On January 16, 2002, we announced our 2001 fourth quarter and annual results. Fourth quarter 2001 operating earnings were $0.12 per share, compared with $0.37 per share in the fourth quarter of 2000. Operating income was $247 million in the fourth quarter, compared with $763 million one year ago. Reported net income, which includes merger and restructuring costs, was a loss of $332 million or $0.18 per share in the fourth quarter of 2001. This compares with profits of $708 million, $0.34 per share, in the fourth quarter of 2000.

          For full year 2001, operating earnings per share were $1.65, compared with $2.96 in 2000. Operating income was $3.41 billion, compared with $5.93 billion in 2000. Reported net income was $1.69 billion, or $0.80 per share, compared with $5.73 billion, or $2.86 per share, in 2000.

          As described in our press release, fourth quarter results were negatively affected by events at Enron Corp. and in Argentina, as well as by continued private equity losses at JPMorgan Partners, our private equity business. Developments at Enron and in Argentina during the fourth quarter of 2001 increased our credit costs and reduced trading and other revenues by a total of $807 million. Separate from, and in addition to, the Enron- and Argentina-specific charges, we increased our loan loss reserves by an additional $510 million in response to deteriorating market conditions.

          Since the above-referenced earnings announcement, each of Standard & Poor's Rating Services and Fitch Ratings has revised its outlook on J.P. Morgan Chase and our subsidiaries from stable to negative while Moody's Investors Services affirmed all of its ratings.

          J.P. Morgan Chase is involved in a number of lawsuits arising out of its banking relationships with Enron Corp. We initiated a lawsuit in New York in December 2001 against eleven insurance companies. That suit seeks payment under Enron-related surety bonds issued by those companies. We have also commenced a lawsuit in London against Westdeutsche Landesbank Girozentrale ("WLB") seeking to compel payment under an Enron-related letter of credit issued by WLB. On March 5, 2002, the court in New York denied our motion for summary judgment against the insurance companies, ordered discovery, and set a trial date of December 2, 2002. We intend to pursue both litigations vigorously. Actions have also been initiated by other parties against J.P. Morgan Chase and its directors and certain of its officers. Among these, as of March 18, 2002, are five shareholder derivative actions pending against our directors. These derivative actions were filed in Delaware and New York and seek to redress alleged breaches of fiduciary duties and alleged failures to exercise due care and diligence by our directors in the management of J.P. Morgan Chase. Also pending, as of March 18, 2002, are nine purported class action lawsuits against J.P. Morgan Chase, and certain named officers, all in New York, alleging that we issued false and misleading press releases and other public documents relating to Enron in violation of Section 10(b) of the Securities Exchange Act of 1934 and Rule 10b-5 thereunder. We believe that the lawsuits filed against us, our directors and the named officers are without merit and we intend to defend these actions vigorously. However, there can be no assurance as to the outcome of any of these pending lawsuits or of any other litigation or proceeding that may be brought by or against J.P. Morgan Chase relating to Enron.

          Further information relating to our financial results and the other matters referred to above is contained in our reports filed with the Securities and Exchange Commission and referred to under "Where You Can Find More Information About J.P. Morgan Chase" in the attached prospectus.

ADDITIONAL COMPANY SENIOR SECURITIES

The following is added to the section of the Prospectus entitled "Company Debt Securities - Company Senior Securities" following the summary terms of the "5 5/8% Senior Notes Due 2006" to reflect the issuance of the Company Senior Securities described below following the date of the Prospectus:

5.35% Notes due 2007
Initial principal amount of series (subject to increase): Maturity date: Interest payment dates: Record dates: Initial Issuance date:	$1,500,000,000 March 1, 2007 March 1 and September 1 February 15 and August 15 March 6, 2002

The following is added to the section of the Prospectus entitled "Company Debt Securities - Company Senior Securities" following the summary terms of the Company's outstanding Senior Medium-Term Notes, Series C to reflect the issuance, following the date of the Prospectus, of the Company Senior Securities described below:

Additional Senior Medium-Term Notes, Series C

We have issued $993,890,000 aggregate principal amount of our Senior Medium-Term Notes, Series C (the "Series C Notes") since the date of the Prospectus. In the table below we specify the following terms of those Series C Notes:
o   Issuance date;
o   Principal amount;
o   Maturity date; and
o   Interest rate and redemption dates,
      if any.

The interest rate bases or formulas applicable to Series C Notes that bear interest at floating rates are indicated in the table below. The Series C Notes are not subject to a sinking fund and are not redeemable unless a redemption date is indicated below. Unless otherwise indicated below, Series C Notes that are redeemable are redeemable at 100% of their principal amount, plus accrued and unpaid interest, if any, to the redemption date.

Issuance Date	Principal Amount	Maturity Date	Interest Rate/ Redemption Date

February 5, 2002	$ 441,000,000	February 5, 2004	LIBOR Telerate reset quarterly + .115%

February 5, 2002	$ 385,000,000	February 5, 2004	LIBOR Telerate reset monthly + .135%

February 28, 2002	$ 17,390,000	February 28, 2005

6.00% until February 28, 2003; 7.50% minus one-year LIBOR Telerate from February 28, 2003 until February 28, 2004, and 8.50% minus one-year LIBOR Telerate from February 28, 2004 until maturity. Redeemable annually on February 28.

March 22, 2002	$ 141,500,000	September 22, 2004	LIBOR Telerate reset quarterly + .016%

March 28, 2002	$ 9,000,000	September 28, 2006

7.50% multiplied by the number of days within an interest period that 3 month LIBOR is greater than 0% but less than or equal to 6.00% over the total number of days in the applicable interest period. Redeemable on March 28, 2004 and on each interest payment date thereafter.

ADDITIONAL COMPANY SUBORDINATED SECURITIES

The following is added to the section of the Prospectus entitled "Company Debt Securities - Company Subordinated Securities" following the summary terms of the "6.75% Subordinated Notes due 2011" to reflect the issuance of the Company Subordinated Securities described below following the date of the Prospectus:

6.625% Subordinated Notes due 2012
Initial principal amount of series (subject to increase): Maturity date: Interest payment dates: Record dates: Initial Issuance date:	$1,000,000,000 March 15, 2012 March 15 and September 15 March 1 and September 1 March 13, 2002

The following is added to the section of the Prospectus entitled "Company Debt Securities - Company Subordinated Securities" following the summary terms of the Company's outstanding Subordinated Medium-Term Notes, Series A to reflect the issuance, following the date of the Prospectus, of the Company Subordinated Securities described below:

Additional Subordinated Medium-Term Notes, Series A

We have issued $25,000,000 aggregate principal amount of our Subordinated Medium-Term Notes, Series A (the "Series A Notes") since the date of the Prospectus. In the table below we specify the following terms of those Series A Notes:
o   Issuance date;
o   Principal amount;
o   Maturity date; and
o   Interest rate and redemption dates,
      if any.

The interest rate bases or formulas applicable to Series A Notes that bear interest at floating rates are indicated in the table below. The Series A Notes are not subject to a sinking fund and are not redeemable unless a redemption date is indicated below. Unless otherwise indicated below, Series A Notes that are redeemable are redeemable at 100% of their principal amount, plus accrued and unpaid interest, if any, to the redemption date.

Issuance Date	Principal Amount	Maturity Date	Interest Rate/ Redemption Date

November 28, 2001	$ 25,000,000	November 28, 2016	6.250%; redeemable commencing November 29, 2004 and on any interest payment date thereafter with 40 calendar days notice.